UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Neuberger Berman High Yield Strategies Fund Inc.
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

64128C106
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,737,217
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		3,737,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,737,217

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.13[1]

14	TYPE OF REPORTING PERSON
PN; IA

______________________________
1 The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 1/7/2019.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,737,217
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		3,737,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,737,217

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.13%[1]

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2018, as disclosed in the company’s Certified Shareholder Report Form N-CSR filed 1/7/2019.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the SEC on March 1, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 8, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 18, 2019 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 2, 2019 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed with the SEC on April 11, 2019 (“Amendment No. 4,” and together with this Amendment No. 5, the Original Schedule 13D, Amendment No 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (the “Common Shares”), of Neuberger Berman High Yield Strategies Fund (the “Issuer”). This Amendment No. 5 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following:

On April 12, 2019, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital Management, L.P., submitted to the Issuer a second amended and restated notice informing the Issuer of its intention to (i) withdraw the proposal presented on April 1, 2019; (ii) present a proposal requesting the Board consider authorizing a self-tender offer for all outstanding Common Shares of the Issuer at or close to net asset value (“NAV”) and that if more than 50% of the Issuer’s outstanding Common Shares are submitted for tender, the tender offer should be cancelled and the Issuer should be liquidated or converted into an open-end mutual fund (the “Proposal”); and (iii) nominate the three of Nominees, with the exception of Stephen J. Flanagan, to the Board.

Also on April 12, 2019, Saba Capital sent a letter to the Issuer (i) withdrawing the stockholder proposal under Rule 14a-8 submitted on March 8, 2019 and (ii) containing a new stockholder proposal under Rule 14a-8 requesting the Board consider the termination of the Management Agreement and all other advisory and management agreements between the Issuer and the Manager.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 12, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823.